[WEST MARINE LOGO]

August 23, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:                      Jennifer Thompson
Accounting Branch Chief

Re:           West Marine, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed March 14, 2011
File No. 000-22512

Dear Ms. Thompson

As you know, we have received your comments with respect to the above-referenced filing that were set forth in a letter dated August 1, 2011, and addressed to Geoffrey A. Eisenberg, our Chief Executive Officer.  Your comment letter requested that we respond within 10 business days of the date of your letter, and in a letter dated August 10, 2011, and after a brief discussion between you and our counsel, Thomas D. Twedt, we requested an extension of time to respond to this Wednesday, August 24, 2011.

As you can appreciate, preparing full and complete responses and organizing the review and governance process requires coordination of multiple schedules and is not completely within our control.  As a result, we respectfully request a couple of extra days to respond to your comments.  Accordingly, we would appreciate if you would not object to our submitting our responses to your comments no later than this Friday, August 26, 2011.

If you have questions regarding our responses, please contact me at (831) 761-4489 or our counsel, Thomas D. Twedt, at 202-776-2941.

Sincerely,

/s/ Thomas R. Moran
Thomas R. Moran
Chief Financial Officer

cc:           Geoffrey A. Eisenberg
Pamela J. Fields
Anthony Perazzo, Grant Thornton LLP
David Kral, Deloitte & Touche LLP
Thomas D. Twedt, Dow Lohnes PLLC
Jason Niethamer, Assistant Chief Accountant,
Division of Corporation Finance